Mail Stop 4561

December 22, 2008

Via U.S. Mail and Facsimile 312.496.1686

Mr. Scott Krenz
Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive
Suite 4200
Chicago, IL 60606-6303

> **Re:** **Heidrick & Struggles International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **Filed November 4, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **File No. 0-25837**

Dear Mr. Krenz:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2007

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

1.   In future filings, please provide a performance graph comparing the yearly percentage change in your cumulative total shareholder return on your common stock for the five most recent fiscal years. Refer to Item 201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2007 Compared to 2006, page 18

2.   We note the disclosure on page 19 that your net revenues increased 29.5% and that the number of confirmed executive searches increased 15%. It is not clear from the disclosure here if the 15% increase in executive searches yielded the 29.5% increase in revenues due to an increase in rates. If not, please tell us the makeup of the remaining sources of the revenue increase. In future filings, please discuss all material reasons behind increases or decreases in your financial line items.

Liquidity and Capital Resources

General, page 24

3.   We note that certain related party transactions have been consummated on terms equivalent to those that prevail in arms-length transactions. Please tell us how you have complied with paragraph 3 of SFAS 57.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Basis of Presentation, page 41

4.   Please provide details surrounding your UK deferred compensation plan and tell us the accounting literature you relied upon to deconsolidate the assets and liabilities related to this plan. If the plan is unfunded, please discuss details of the plan, including how obligations are paid by the company. Depending upon the plan structure, it would appear that although the plan assets are not subject to the

general creditors of the company, the company would be liable for payment of liabilities associated with the plan.

8. Goodwill and Other Intangible Assets, page 49

5.   We note that you amortize customer relationships on a straight-line basis over an estimated useful life of 12 years for RentonJames acquisition and 13 years for the acquisition of Highland Partners. Please provide to us your analysis supporting the appropriateness of the amortization methods and the estimated useful lives. Within your analysis, please address the shorter useful lives for other intangible assets, excluding backlog, associated with the Highland Partners acquisition.

12. Pension Plan and Life Insurance Contract, page 52

6.   Please provide to us and disclose in future filings the assumptions used to determine your benefit obligation as of the balance sheet date, or tell us why such disclosure is not required and cite accounting literature relied upon.

Form 10-Q as of and for the period ended September 30, 2008 filed November 4, 2008

Notes to Condensed Consolidated Financial Statements

5. Fair Value Measurements, page 9

7.   Please provide to us a tabular disclosure of financial assets and liabilities measured at fair value on a recurring basis. Further, please provide such disclosure in future filings or tell us why such disclosure is not considered meaningful.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Base Salary, page 12

8.   Please tell us the factors used to arrive at your decisions regarding the base salaries your officers received in 2007. Similar disclosure should be included in future filings. Please refer to Item 402(b) of Regulation S-K for guidance.

9.   Item 402(a)(2) of Regulation S-K covers all compensation received by named executive officers for all services in all capacities. As such, please tell us how the FSOB salaries and bonuses for the named executive officers were determined. Please provide similar disclosure in future filings.

Discretionary Bonus Plan, page 13

10.   We note that Ms. Germain received a payment under the DB Plan pool. Please disclose the formula and matrix used to fund the DB Plan pool or tell us why this component is not material to the overall compensation structure for your executive officers.

Long-Term Incentives, page 14

11.   Please tell us the actual factors considered in making the equity awards for each named executive officer and provide similar disclosure in future filings.

Section 16(a) Beneficial Ownership Reporting Compliance, page 43

12.   We note that there were forms that were not filed on a timely basis. In future filings, please disclose the number of transactions that were not reported on a timely basis. Please refer to Item 405(a)(2) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding

Scott Krenz
Heidrick & Struggles International, Inc.
December 19, 2008
Page 5

   initiated by the Commission or any person under the federal securities laws of the
   United States.

  In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

  You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the
undersigned at 202.551.3629 if you have questions regarding comments on the financial
statements and related matters. Please contact Erin Martin, Attorney-Advisor, at
202.551.3391 or Duc Dang, Attorney-Advisor, at 202.551.3386 with any other questions.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief